ShiftPixy, Inc.

4101 NW 25th Street

Miami, FL 33142

March 18, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	ShiftPixy, Inc. Registration Statement on Form S-1, as amended File No. 333-276750

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ShiftPixy, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, March 18, 2024, or as soon as practicable thereafter.

Very truly yours,

ShiftPixy, Inc.

By:	/s/ Scott W. Absher
Scott W. Absher
Chief Executive Officer